Griffiths McBurney Corp.

STATEMENT OF LOSS

[Expressed in U.S. dollars]

Year ended December 31

	2015
	$
REVENUE	
Commissions	**8,488,215**
Other income	**161**
Total revenue	**8,488,376**
EXPENSES	
Trading and administrative services *[note 3]*	**7,827,677**
Foreign exchange loss	**763,196**
Regulatory fees	**107,544**
Audit and legal fees	**84,080**
General and administrative *[note 3]*	**597,838**
Total expenses	**9,380,335**
Loss before income taxes	**(891,959)**
Provision for income taxes *[note 7]*	**223,394**
Net loss for the year	**(1,115,353)**

See accompanying notes which are an integral part of these financial statements